EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction

Wafergen, Inc.	Delaware
WaferGen Biosystems (M) Sdn. Bhd.	Malaysia
WaferGen Biosystems R & D Sdn. Bhd. (Inactive)	Malaysia
WaferGen Biosystems Europe S. a. r.1.	Luxembourg